SEC FILE NUMBER 001-07928 CUSIP NUMBER 090572207
  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Bio-Rad Laboratories, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1000 Alfred Nobel Drive
Address of Principal Executive Office (Street and Number)

Hercules, California 94547
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bio-Rad Laboratories, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2013 (the “Form 10-K”) prior to the filing deadline because the Company has not finalized its assessment of the effectiveness of its internal control over financial reporting. When the Company completes that assessment, its recently appointed independent registered public accounting firm, KPMG LLP, will review the Company’s assessment and complete its related audit procedures.

The Company intends to file the Form 10-K as soon as practicable.

 PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Christine A. Tsingos	510	724-7000
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 27, 2014 the Company announced unaudited results for the year and fourth quarter ended December 31, 2013 and reported those results in a Current Report on Form 8-K, which is incorporated by reference herein. As reported therein, full-year net income in 2013 was $77.8 million, or $2.69 per share on a fully diluted basis, compared to $165.5 million, or $5.78 per share in 2012. The decrease in net income in 2013 was due to higher SG&A expenses resulting from employee expenses associated with acquisitions; a $35 million legal accrual in connection with the Company’s efforts to resolve the previously disclosed investigation of the Company in connection with the United States Foreign Corrupt Practices Act, which includes $5 million in interest; and expenses associated with the Company’s enterprise resource planning (ERP) implementation. Also in 2013, interest expense increased primarily due to the Company’s decision to redeem certain bonds in the third quarter of 2013, which resulted in related expenses of $15.6 million.

Forward-Looking Statements

Statements in this notification of late filing that are not historical facts may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally can be identified by the use of forward-looking terminology such as, “believe,” “expect,” “may,” “will,” “intend,” “estimate,” “continue,” or similar expressions or the negative of those terms or expressions. Such statements involve risks and uncertainties, which could cause actual results to vary materially from those expressed in or indicated by the forward-looking statements. For further information regarding the Company's risks and uncertainties, please refer to the “Risk Factors” in the Company’s public reports filed with the Securities and Exchange Commission (the “Commission”), including the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. The Company cautions you not to place undue reliance on forward-looking statements, which reflect an analysis only and speak only as of the date hereof. The Company disclaims any obligation to update these forward-looking statements, except as required in subsequent reports it files with the Commission.

Bio-Rad Laboratories, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 4, 2014	By	/s/ Christine A. Tsingos
Christine A. Tsingos
Executive Vice President, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).